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UNITED STATES

SECURITIES AND EXCHANGE COMMISSIONWashington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of November 2011

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

575-510 BURRARD ST. VANCOUVER, BC, CANADA V6C 3A8 TEL: 604.669.6660 FAX: 604.669.0898 WWW.KISKAMETALS.COM TSX-V: KSK CONTACT: JASON WEBER

NEWS RELEASE

Kiska Intersects 100 metres of 1.37 g/t gold and 54.2 g/t silver (2.29 g/t gold-equivalent)

at Island Mountain Prospect, Whistler Project, Alaska

Vancouver, BC – November 8, 2011: Kiska Metals Corporation (“Kiska" or "the Company”) reports additional drill results from the Island Mountain prospect, Whistler Project, located 160 km northwest of Anchorage, Alaska. Results include hole IM11-034 in the Breccia Zone, which averaged 2.29 g/t gold equivalent (1.37 g/t gold, 54.19 g/t silver and 0.04% copper) over 100 metres within a 364.5 metre interval that averaged 0.84 g/t gold equivalent (0.53 g/t gold, 15.3 g/t silver and 0.03% copper).  Additionally, broadly spaced exploration holes up to 400 metres north of hole IM11-034 have revealed new zones of mineralization, including a 73.9 metre interval in hole IM11-030 that returned 0.92 g/t gold equivalent (0.72 g/t gold, 2.24 g/t silver and 0.09% copper). Drilling at Island Mountain has now successfully outlined gold and gold-copper mineralization over a 300 by 300 metre area, to a depth of 500 metres. Reconnaissance drilling north of the Breccia Zone indicates potential for further expansion or the definition of new zones of gold mineralization.

The results of hole IM11-034 are encouraging in that they indicate increasing width and grade of the zone as compared to the equivalent breccia intersected 100 metres to the west in hole IM11-026 (127 metres of 0.76 g/t gold equivalent - previously released). The strongly mineralized holes on section 7850N (IM11-026, 034) are the most northerly in the area of concentrated drilling leaving a large area open to expansion. Results indicate a decrease in copper values to north and a corresponding increase in gold, and locally, silver.

“These latest results are giving us confidence that we have a coherent zone of mineralization that we can expand with further drilling. Our reconnaissance holes to the north have also returned significant results from different styles of mineralization that underscore that the system at Island Mountain is large, robust, and dynamic but most importantly, capable of producing significant gold grades.” stated Jason Weber, CEO of Kiska Metals.

Breccia Zone “Step out” Drilling

IM11-034 was collared approximately 100 metres west of and beneath hole IM11-026 on section 7,850N. The hole ended in mineralization, with  the entire interval below 138 metres averaging 0.84 g/t gold equivalent (0.53 g/t gold, 15.3 g/t silver, 0.03% copper) over 364.5 metres. Mineralization occurs in an upper breccia-associated interval that averaged 2.29 g/t gold equivalent over 100 metres and a lower zone of disseminated and vein pyrrhotite mineralization that averaged 0.43 g/t gold equivalent over 72 metres. A single 1.5 metre sample of a well-developed fault zone in the breccia section returned 3,530 g/t silver in association with 1.68 g/t gold and 0.85% copper. The impact of this high silver bearing sample is significant in the calculation of the weighted averages. However, as this is an exploration hole and it is believed that the sample does represent a high grade structure, the silver results have not been capped. Plan maps and cross sections can be found at the Company website, http://www.kiskametals.com/s/Whistler.asp?ReportID=405126.

Summary of Breccia Zone Mineralized Drill Intercepts

Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	Cu (%)	Au Eq* (g/t)
IM11-034	138.1	502.6[1]	364.5[1]	0.53	15.30	0.03	0.84
Including	213.0	313.0	100.0	1.37	54.19	0.04	2.29
Including	370.0	442.0	72.0	0.37	0.40	0.03	0.43

*Gold equivalent calculations do not take into account metallurgical recoveries and are based on in ground metal using metal prices of $990 per ounce gold, $15.40 per ounce silver and $2.91 per pound copper.

1End of Hole – hole ended in mineralization

Reconnaissance Holes North of Breccia Zone

Seven exploration holes were drilled from locations 200 to 400 metres north of the Breccia Zone sections.  This reconnaissance drilling was successful in identifying gold mineralization, including a new style of mineralization characterized by high pyrite and silver values that yielded a 73.9 metre interval averaging 0.92 g/t gold equivalent (0.72 g/t gold, 2.24 g/t silver and 0.09% copper) at the bottom of IM11-030, within a broad zone of mineralization averaging 0.49 g/t gold equivalent over the last 167.9 metres of the hole. Near the top of the hole, a shallow 43.0 metre-long interval of breccia mineralization averaged 0.40 g/t gold equivalent over 43.0 metres. Hole IM11-28, was drilled from the same collar location, but at an azimuth of 060 degrees, versus 090 degrees in IM11-030. This hole intersected the same zone near surface, returning 0.40 g/t gold equivalent over 45.6 metres. IM11-029 was collared approximately 300 metres to the west of holes 028 and 030, intersecting intrusive breccia with strong sulphide concentrations. A 6.7 metre interval of breccia mineralization at the bottom of this hole averaged 3.35 g/t gold.

Holes IM11-033 and 035 were drilled from the same location 400 metres north of the Breccia Zone at inclinations of -45 and -55 degrees and were designed to test the Falcon’s Nest breccia. IM11-033 intersected a 55.2 metre interval that averaged 0.51 g/t gold equivalent while 035 returned the same gold grades over a 41.0 metre width. Holes IM11-031 and 032 in the same area intersected largely unmineralized intrusive breccias with sporadic to weak gold values.

Summary of Mineralized Reconnaissance Drill Intercepts

Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	Cu (%)	Au Eq* (g/t)
IM11-028	12.0	57.6	45.6	0.27	0.84	0.05	0.38
IM11-029	317.3	324.0	6.7	3.35	1.07	0.01	3.39
IM11-030	20.0	63.0	43.0	0.32	1.12	0.03	0.40
And	333.0	500.9[1]	167.9[1]	0.37	1.32	0.05	0.49
Including	364.1	438.0	73.9	0.72	2.24	0.09	0.92
IM11-032	246.0	300.0	54.0	0.29	0.28	0.01	0.33
IM11-033	2.8	58.0	55.2	0.41	1.54	0.03	0.51
Including	2.8	42.0	39.2	0.56	1.18	0.02	0.62
IM11-035	3.0	44.0	41.0	0.44	2.19	0.03	0.53

*Gold equivalent calculations do not take into account metallurgical recoveries and are based on in ground metal using metal prices of $990 per ounce gold, $15.40 per ounce silver and $2.91 per pound copper.

1End of Hole – hole ended in mineralization

East Slope Drill Holes

Hole IM11-027 was collared approximately 200 metres south of section 7,600N on the east facing slope of Island Mountain to test for the extensions to the pyrrhotite-associated gold zones defined on sections 7,600N and north.  This hole returned a 32 metre intercept of 0.36 g/t gold equivalent.

Summary of East Slope Mineralized Drill Intercepts

Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	Cu (%)	Au Eq* (g/t)
IM11-027	197.0	229.0	32.0	0.32	0.25	0.02	0.36

*Gold equivalent calculations do not take into account metallurgical recoveries and are based on in ground metal using metal prices of $990 per ounce gold, $15.40 per ounce silver and $2.91 per pound copper.

Kiska has now concluded drilling at Island Mountain for the 2011 season with the onset of winter conditions, having drilled a total of 9537 metres in 26 holes. In addition to pending results from six holes at Island Mountain, final assays for targets in the Whistler Orbit (Raintree West, North and South targets and the Rainmaker target) and Muddy Creek are near completion and will be released as soon as possible.

Qualified Person Statement

The content of this release has been reviewed by Mr. Mark Baknes, M.Sc., P. Geo., VP Exploration of Kiska Metals. Mr. Baknes is a Qualified Person as defined under the terms of National Instrument 43-101. Core samples were prepared for assay at ALS Chemex Labs in Fairbanks, Alaska, and analyzed for multiple elements at ALS Chemex Labs in North Vancouver, British Columbia.

About Kiska Metals Corporation

Kiska Metals Corporation is a mineral exploration company focused on advancing the Whistler property, Alaska, a district-scale project with excellent exploration potential which includes the Whistler Deposit (a 2.25 M oz gold-equivalent indicated resource of 79.2 million tonnes averaging 0.51 g/t gold, 1.97 g/t silver and 0.17% copper and a 3.35 M oz. gold equivalent inferred resource of 145.8 million tonnes averaging 0.40 g/t gold, 1.75 g/t silver and 0.15% copper).  Kiska has renowned technical expertise and a quality exploration portfolio with numerous early stage exploration opportunities around the world, some held in partnership with a selection of the world’s largest and most successful gold and base metal producers.

On behalf of Kiska Metals Corporation

“Jason Weber”

Jason Weber, P.Geo., President & CEO

CAUTIONARY STATEMENT: No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". Other than statements of historical fact, all statements included in this release, including, without limitation, statements regarding future plans and objectives of Kiska Metals Corporation, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kiska's expectations are the risks detailed herein and from time to time in the filings made by Kiska Metals Corporation with securities regulators. Those filings can be found on the Internet at http://www.sedar.com and http://www.sec.gov/edgar.

Island Mountain Plan Map

KISKA METALS CORPORATION

N
Hornfels
IM11-033
IM11-035
Late Mineral Diorite
IM11-030
IM10-015
IM11-032
IM11-028
IM11-029
IM11-031
Hornfels
Hydrothermal Breccia
Hornfels
Coarse-grained Monzonite
IM11-026
IM11-034
IM10-009
IM10-008
IM11-039
IM11-037
IM11-016
IM11-018
IM11-020
IM11-036
IM10-013
IM11-041
IM11-038
IM10-011
IM10-004
IM10-010
IM10-012
IM09-001
IM11-024
IM10-006
IM10-007
IM11-040
IM11-022
IM11-019
IM11-017
IM11-027
200 meters
Legend
2011 DDH Assays Pending
2011 DDH Results Released
Pre-2011 DDH Results Released
Reported Composite Interval
Newly Released Composite Interval
Interpreted Surface Extent of Breccia Assoc. Au-Cu Mineralization
Interpreted Surface Extent of Pyrrhotite Assoc. Au Mineralization
Topographic Contours (50 meters)
Round Mountain
Whistler Deposit
Muddy Creek
Map Extent
Island Mountain
20 km

Island Mountain Section 8050N

KISKA METALS CORPORATION

Section 6848050N (Looking North)
*See plan map for off-section intercepts (IM10-015 and IM11-030)
Legend
Au Equivalent (g/t)
<0.1
0.1 - 0.3
0.3 - 0.7
0.7 - 1
1 - 1.5
>1.5
Breccia Assoc. Gold
Hornfels
Diorite
Intrusive Breccia
Hornfels
Diorite
Hornfels
Diorite
Hornfels
Hydrothermal Breccia
IM11-030
IM11-028
IM11-031
IM11-029
IM10-015
Hornfels
Breccia Assoc. Gold
Pyrrhotite Assoc. Gold
100 meters
1
2
3
4
5
6

Hole	Interval	Width (m)	Au (g/t)	Ag (g/t)	Cu (%)	Au Eq (g/t)
IM11-028	1	45.6	0.27	0.84	0.05	0.38
IM11-030	2	43.0	0.32	1.12	0.03	0.40
IM11-029	3	6.7	3.35	1.07	0.01	3.38

Hole	Interval	Width (m)	Au (g/t)	Ag (g/t)	Cu (%)	Au Eq (g/t)
IM10-015	4	36.7	0.27	0.37	0.01	0.30
IM10-015	5	46.1	1.19	0.53	0.01	1.22
IM10-015	incl.6	13.7	3.69	0.56	0.01	3.73

Island Mountain Section 8250N

KISKA METALS CORPORATION

Section 6848250N (Looking North)
Legend
Au Equivalent (g/t)
<0.1
0.1 - 0.3
0.3 - 0.7
0.7 - 1
1 - 1.5
>1.5
Diorite
Breccia Assoc. Gold
2
1
3
Late Mineral Diorite
Diorite
Hornfels
IM11-035
IM11-033
Hydrothermal Breccia
100 meters

Hole	Interval	Width (m)	Au (g/t)	Ag (g/t)	Cu (%)	Au Eq (g/t)
IM11-033	1	55.2	0.41	1.54	0.03	0.52
IM11-033	Incl. 2	39.2	0.56	1.18	0.02	0.62
IM11-035	3	41.0	0.44	2.19	0.03	0.53

Island Mountain Section 7850N

KISKA
METALS CORPORATION

Section 6847850N (Looking North)
Hydrothermal Breccia
Hornfels
Breccia Assoc. Gold
Diorite
Diorite
Diorite
Hornfels
Intrusive Breccia
Pyrrhotite Assoc. Gold
IM10-008
IM10-009
IM11-034
IM11-026
100 meters
Legend
Au Equivalent (g/t)
<0.1
0.1 - 0.3
0.3 - 0.7
0.7 - 1
1 - 1.5
>1.5

Hole	Interval	Width (m)	Au (g/t)	Ag (g/t)	Cu (%)	Au Eq (g/t)
IM11-034	12	364.5	0.53	15.3	0.03	0.84
IM11-034	Incl.13	100.0	1.37	54.19	0.04	2.29
IM11-034	Incl.14	72.0	0.37	0.40	0.03	0.43

Hole	Interval	Width (m)	Au (g/t)	Ag (g/t)	Cu (%)	Au Eq (g/t)
IM10-008	4	23.3	0.23	1.03	0.04	0.33
IM10-008	5	59.0	0.29	0.40	0.02	0.34
IM10-008	6	87.6	0.73	0.45	0.02	0.77
IM10-008	Incl. 7	54.0	1.04	0.29	0.01	1.07
IM10-009	8	93.6	0.31	0.66	0.02	0.35
IM10-009	9	31.2	0.31	1.08	0.05	0.42
IM10-009	10	88.6	0.33	1.48	0.04	0.43
IM11-026	11	257.0	0.45	0.57	0.01	0.48
IM11-026	Incl. 12	127.0	0.74	0.50	0.01	0.76
IM11-026	13	42.5	0.24	0.50	0.04	0.32
IM11-026	14	54.0	0.25	0.34	0.02	0.29